ISSUED ON BEHALF OF REED ELSEVIER PLC
Results of Annual General Meeting 2007
The Annual General Meeting of Reed Elsevier PLC was held on Tuesday 17 April 2007.
The table below displays the results of the poll on all 15 resolutions. Each shareholder, present in person or by proxy was entitled to one vote per share held.
RESOLUTION	FOR*	AGAINST	WITHHELD**
Resolution 1 Receipt of financial statements	906,640,129	3,514,007	19,668,055
Resolution 2 Directors’ Remuneration Report	808,211,657	93,118,778	28,491,756
Resolution 3 Declaration of final dividend	929,809,788	6,038	5,365
Resolution 4 Re-appointment of auditors	915,708,496	3,777,699	10,334,796
Resolution 5 Auditors’ remuneration	927,608,763	2,150,858	62,570
Resolution 6 To re-elect as a director Rolf Stomberg	880,037,844	49,727,771	55,376
Resolution 7 To re-elect as a director Lord Sharman	918,045,784	3,305,385	8,471,019
Resolution 8 To re-elect as a director Jan Hommen	923,523,022	6,241,429	57,737
Resolution 9 To re-elect as a director Erik Engstrom	927,368,039	2,398,272	55,877
Resolution 10 To re-elect as a director Mark Armour	926,842,178	2,335,886	644,124
Resolution 11 To elect as a director Robert Polet	927,500,744	1,655,918	665,526
Resolution 12 Share consolidation	876,817,842	52,501,850	501,290
Resolution 13 Allotment of unissued shares	902,180,878	26,374,696	1,266,608
Resolution 14 Disapplication of pre-emption rights***	907,182,680	21,913,777	715,720
Resolution 15 Authority to purchase own shares***	929,649,871	116,248	56,058
The total number of Ordinary Shares in issue, excluding Treasury shares at the close of business on Monday 16 April 2007 was 1,274,422,851
* Includes discretionary votes.
** A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.
*** Indicates Special Resolution.
Two copies of the resolutions passed as Special Business have been submitted to the UK Listing Authority and will be available for inspection at their
Document Viewing Facility.